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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER

8- **66280**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/11**   AND ENDING   **12/31/11**
                                        MM/DD/YY   MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Magner Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

3414 Peachtree Road, Suite 1020
                                    (No. and Street)

Atlanta   **Georgia**   **30326**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Magner   **(404) 266-1361**
                                              (Area Code – Telephone Number)

B.   ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
                    (Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**
              (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Richard E. Magner__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Magner Securities, LLC__ , as

of __December 31__ , __2011__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public

KATHRYN L. COLE

_____
Signature

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).__*

MAGNER SECURITIES, LLC
Financial Statements and Schedules
as of December 31, 2011
With
Report of Independent Auditor

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Owner of
Magner Securities, LLC:

We have audited the accompanying statement of financial condition of Magner Securities, LLC, which is wholly-owned by Magner Network, LLC, as of December 31, 2011 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magner Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

February 27, 2012
Atlanta, Georgia

MAGNER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents	$	68,133
Accounts receivable		389
Prepaid expenses		14,573
Due from parent		1,875
Total assets	$	84,970

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Reserve for commission chargebacks	$	2,797
Loan from related party		10,000
Accounts payable		2,467
Total liabilities		15,264
Member's Equity		69,706
Total liabilities and member's equity	$	84,970

The accompanying notes are an integral part of these financial statements.

MAGNER SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:		
Commissions	$	66,267
Fees		1,200
Total revenues		67,467
EXPENSES:		
Agent commissions		4,399
Management fees to parent		3,229
Occupancy		8,165
Communications		711
Other operating expenses		41,109
Total expenses		57,613
NET INCOME	$	9,854

The accompanying notes are an integral part of these financial statements.

MAGNER SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	9,854
Noncash items included in net income:		
Decrease in due from parent		12,343
Decrease in prepaid expenses		(1,960)
Decrease in accounts payable and other liabilities		(8,733)
Increase in accounts receivable		(389)
CASH PROVIDED BY OPERATING ACTIVITIES		11,115
CASH FLOWS FROM FINANCING ACTIVITES:		
Loan from related party converted to equity		10,000
CASH PROVIDED BY FINANCING ACTIVITIES		10,000
NET INCREASE IN CASH		21,115
CASH, at beginning of year		47,018
CASH, at end of year	$	68,133

SUPPLEMENTAL CASH FLOW INFORMATION
Member contribution arising from forgiveness of
amount payable to member $ 10,000

The accompanying notes are an integral part of these financial statements.

MAGNER SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2011

Balance, December 31, 2010	$	49,852
Capital contribution from forgiveness of payable to parent		10,000
Net income		9,854
Balance, December 31, 2011	$	69,706

The accompanying notes are an integral part of these financial statements.

MAGNER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2011

CORPORATE ORGANIZATION AND BUSINESS

Magner Securities, LLC, (the "Company"), was formed during February 2002 and is wholly-owned by Magner.network LLC ("Parent"). In May 2004, the Company became a registered broker-dealer.

The Company is subject to the regulations of the Financial Industry Regulatory Authority, the Securities and Exchange Commission, and the Securities Division of the state of Georgia.

At December 31, 2011, the Company's principle business activity is offering variable contracts with securities investment features.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates: The preparation of financial statements requires the use of certain estimates by management in determining the entity's assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes: The Company is organized as a Georgia Limited Liability Company, taxable as a sole proprietorship. Therefore, all income, losses, and tax credits flow through and are taxed in the income tax returns of its Parent that is also a flow-through limited liability company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Date of Management's Review: Subsequent events were evaluated through February 27, 2012, which is the date the financial statements were available to be issued.

Reserve for Commission Chargebacks: Commission revenues arising from the sale of certain investment arrangements, are subject to refund in the ordinary course of business. The Company provides a reserve for such refunds/chargebacks based on historic experience.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its bank account at a high credit quality financial institution. At times, the balance may exceed federally insured limits.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   At December 31, 2011, the Company had net capital of $52,869 which was $47,869, in excess of its required net capital of $5,000 and the ratio of aggregated indebtedness to net capital was .29 to 1.0.

EXPENSE SHARING AGREEMENT AND RELATED PARTIES

The Company has an expense sharing agreement with its Parent. Under the terms of the agreement, the Company shares general administrative support personnel, office facilities and other general and administrative costs with the Parent in exchange for management fees. Monthly management fees are based on the Company's portion of actual costs incurred by the Parent for the month. Expenses under the agreement in the accompanying financial statements for 2011 total approximately $13,300.

In addition, substantially all net income, after management fees described above, is paid to the Parent.

The loan from related party is non-interest bearing and payable on demand.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

MAGNER SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2011

COMPUTATION OF NET CAPITAL:

Total member's equity	$ 69,706
Less nonallowable assets	
Accounts receivable	(389)
Prepaid expenses	(14,573)
Due from parent	(1,875)
Net capital	$ 52,869

AGGREGATE INDEBTEDNESS — $ 15,264

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required — $ 5,000

EXCESS NET CAPITAL — $ 47,869

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL — 28.9%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011

Net capital as reported in Part IIA of Form X-17A-5	$ 49,229
To correct expenses	3,640
Net capital as reported above	$ 52,869

MAGNER SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2011

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Section A.(k)(i) of the rule and does not hold customers' funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Owner of
Magner Securities, LLC:

In planning and performing our audit of the financial statements of Magner Securities, LLC for the year ended December 31, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Magner Securities, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not r duce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve adequate internal control over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2011 and this report does not effect our report thereon dated February 27, 2012.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 27, 2012
Atlanta, Georgia

RUBIO CPA, PC